Exhibit 16.1
March 27, 2020
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Highlands REIT, Inc. and subsidiaries (collectively, “the Company”) and, under the date of March 20, 2020, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2018. On March 24, 2020, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 24, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with any of the Company's statements included in Item 4.01(b) regarding the new independent registered public accounting firm.

Very truly yours,
/s/ KPMG LLP
KPMG LLP